BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

January 15, 2026

BNY Mellon Investment Funds I

- BNY Mellon International Equity Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement

To Whom It May Concern:

Effective January 30, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Equity Fund (the "fund"), a series of BNY Mellon Investment Funds I (the "Trust"), as follows:

Until January 30, 2027, BNYIA will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .77%. On or after January 30, 2027, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to January 30, 2027, in the event of termination of the Management Agreement between BNYIA and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/James Windels James Windels Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS I,

On behalf of BNY Mellon International Equity Fund

By:	/s/Sarah Kelleher

Sarah Kelleher

Secretary